Exhibit 99.1

9 NOVEMBER 2006

NINE MONTHS RESULTS TO 30 SEPTEMBER 2006

Strong Nine Months

•	Core Group(1) net written premiums of £4.1bn up 2% on 2005
•	Combined operating ratio (COR) of 93.1% – 0.5 points better than 2005
•	Operating result(2) of £590m up 21% on 2005
•	Profit before disposals and pension scheme change(2) increased by 40% to £477m
•	Shareholders’ funds increased by 8% to £3.0bn

Delivery Against Strategic Objectives

•	Strong performance from all Core businesses
•	Driving the business forward through organic profitable growth and bolt on acquisitions
•	Realised £12m net benefit of targeted £130m expense savings
•	Shareholder approval gained for disposal of US Operation
•	US delisting completed and SEC deregistration progressing

	9 Months 2006	9 Months 2005	Movement
Core Group(1)
Net written premiums	£4,087m	£4,008m	+2%
Underwriting result	£238m	£195m	+22%
Combined operating ratio	93.1%	93.6%	+0.5pts

Total Group
Operating result(2)	£590m	£488m	+21%
Profit before disposals and pension scheme change(2)	£477m	£341m	+40%
Profit after tax*(2)	£344m	£378m	-9%

	30 September 2006	31 December 2005
Balance sheet
Shareholders’ funds	£2,957m	£2,743m	+8%
Net asset value per share (post IAS 19)	96p	90p	+7%
Net asset value per share (pre IAS 19)	101p	103p	-2%
*	2005 profit after tax includes £166m from the disposal of our Japanese business and pension scheme change. Excluding this amount 2006 profit after tax is up 62% on a like for like basis.

Andy Haste, Group CEO of Royal & Sun Alliance Insurance Group plc, commented:

“It has been a good nine months for the Group. We have again delivered a strong performance with a 21% increase in the operating result and we have made significant progress towards our strategic objectives through organic growth, bolt on acquisitions and organisational change. We have also received shareholder approval for the sale of our US operation which, when complete, will resolve our last remaining legacy issue. The Core Group is positioned to continue delivering sustainable profitable performance and, as it stands today, we expect to come inside our 2006 full year guidance of a combined operating ratio of around 95%.”

Issued by Royal & Sun Alliance Insurance Group plc  9th Floor  One Plantation Place  30 Fenchurch Street  London EC3M 3BD  Telephone +44 (0)20 7111 7136  Facsimile +44(0)20 7111 7451

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For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7834 944129	Mobile: +44 (0) 7810 505473

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, premium projections, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; sustainability of earnings and profitable growth; restructuring plans; our expense savings; payment of future dividends; losses related to the US financial enhancement products; reduction in the Group’s US exposures; sale of the US operation which remains subject to regulatory approval; the expected loss upon any sale of the US operation; capital and solvency requirements in the UK; regulatory position in the US; effect of litigation on the Company’s financial position; projections of losses resulting from catastrophic storms; projection of combined ratios for 2006; delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Company’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

(1)	The Core Group is defined as the UK, International, Scandinavia and Group Re.
(2)	For a reconciliation of operating result and profit before disposals and pension scheme changes on a management basis to profit after tax see page 8.

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CEO REVIEW

The Group has delivered another strong result. Net written premiums for the Core Group in the nine months are £4.1bn, an increase of 2% on last year. The Core Group underwriting result of £238m is a 22% improvement over the prior year reflecting our disciplined approach to underwriting and claims. The combined operating ratio (COR) is 93.1%, 0.5 points better than the same period last year (2005: 93.6%). The Core Group investment result of £419m is marginally ahead of prior year and includes a 3% increase in investment income to £386m. The US business has delivered an insurance result of £10m compared with a loss of £32m in the first nine months of last year.

The operating result for the Group of £590m is up 21% on 2005 reflecting the improvement in both the Core Group and US insurance results and lower central expenses. Profit before disposals and pension scheme change is up 40% to £477m. Profit after tax is £344m compared with £378m in 2005, which included £166m from the disposal of our Japanese operation and the change to the UK pension schemes. Excluding this amount, profit after tax is up 62% on last year.

Business Performance

Set out below are the combined operating ratios of our Core businesses:

	9 Months 2006%	9 Months 2005%	Movement Points

UK Personal	90.5	96.5	6.0
UK Commercial	93.2	91.2	(2.0)

UK Total	92.4	92.9	0.5
International	94.2	95.1	0.9
Scandinavia	93.1	93.3	0.2

Core Group	93.1	93.6	0.5

Core Group

The 2% improvement in net written premiums to £4.1bn reflects the strength of our diversified portfolio and the targeting of profitable growth opportunities. The UK is our most competitive market and we continue to focus on underwriting discipline and maintaining technical price. Retention is strong and we are developing a profitable pipeline for the future. In UK Commercial we have signed 26 new deals this year. MORE TH>N continues to grow strongly with new business policy sales up 24% on 2005. The Intermediated business is building momentum and today we have announced a deal with Paymentshield to underwrite its household insurance for seven years. We expect the deal will generate premiums of around £100m in 2007 and over £200m in 2008. International continues to achieve strong double digit growth, with premiums up 14% on 2005. Premiums in Latin America grew by 36% and in Canada by 19% reflecting a combination of organic growth and the contribution from acquisitions. In Scandinavia underlying premium growth of 6% reflects growth in both Commercial and Personal lines and double digit growth in the Baltics.

Each of our Core regions has now achieved eleven consecutive quarters of combineds that start with a nine. The Core Group insurance result of £657m is up 8% on 2005, reflecting our disciplined approach to underwriting, claims and expense management. The impact of favourable weather was partially offset by adverse large loss experience in the quarter and while not an event year, a £14m increase in UK subsidence costs. At the Investor Day in June, we announced an annualised expense savings target of £130m by mid 2008 and have now delivered a net benefit of £12m.

Last month we announced a restructuring of the Core Group. While the UK remains unchanged, our overseas businesses have been reorganised into International (Canada, Ireland, Italy and Scandinavia) and Emerging Markets (Latin America, Asia and the Middle East and the Baltics). International will continue to be run by Simon Lee, who joins the Group Board on 1 January 2007. Emerging Markets will be run by Paul Whittaker, who has significant experience of these markets and was previously R&SA’s Group HR Director. This reorganisation will enable us to drive further improvements in the performance of our International businesses and deliver the profitable growth potential we see in Emerging Markets. We will report in line with this structure from the start of 2007. Orlagh Hunt, who was previously International HR Director, takes over as Group HR Director. We have announced today that Rickard Gustafson, who joined us earlier this year from GE, has been appointed as the new CEO of Scandinavia.

US

On 28 September we announced the sale of our US business to Arrowpoint Capital, a company set up by the US management team. At the Extraordinary General Meeting on 1 November, the Group received shareholder approval for the transaction. Arrowpoint has filed its Form A application for change of control, the Delaware regulator has appointed a hearing officer and the public hearing is scheduled to commence on 21 November. Subject to regulatory approval we remain on track for completion by the year end.

In September the Group also announced its intention to delist from the New York Stock Exchange and to deregister from the SEC. We received shareholder approval to amend our Articles of Association to enable deregistration and on 30 October, we terminated our ADR programme and delisted from the NYSE.

Summary

It has been a good nine months for the Group with significant progress towards our strategic goals and another quarter of strong performance from the Core Group. As it stands today we expect to come inside our 2006 full year guidance of a combined operating ratio of around 95% for the Core Group.

Andy Haste, Group CEO, Royal & Sun Alliance Insurance Group plc

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OPERATIONS REVIEW

The table below presents the key financials for the Core Group (UK, International and Scandinavia) and the US operation.

	Core Group		US		Group
	9 Months 2006	9 Months 2005	9 Months 2006	9 Months 2005	9 Months 2006	9 Months 2005

Insurance result (£m)	657	611	10	(32)	667	579
Operating result (£m)	598	533	(8)	(45)	590	488
Profit/(loss) after tax* (£m)	369	450	(25)	(72)	344	378
Shareholders’ funds (£bn)	2.7	2.3	0.3	0.3	3.0	2.6
Operating EPS (pence)	12.2	9.6	–	–	–	–
Basic EPS (pence)	–	–	–	–	10.7	11.5
*	2005 profit after tax includes £166m from the disposal of our Japanese business and pension scheme change

CORE GROUP

The Core Group insurance result of £657m was up 8% on 2005 primarily due to the improvement in the underwriting result. The underwriting result was £238m (2005: £195m) and comprised £107m for the current year and £131m for the prior year. This result reflects the benefit of the actions we are taking on underwriting and claims. Favourable weather contributed £68m, however this was off set by rating and claims inflation, adverse large loss experience of £29m and while not an event year, a £14m increase in subsidence costs.

- UK

The UK delivered a strong performance with a 16% increase in the underwriting result to £129m, and a 0.5 point improvement in the COR to 92.4%. The UK remains a competitive market and in Personal we have achieved low single digit rating increases while in Commercial rates are off 4%. Retention remains strong and we are building momentum with a robust pipeline of new deals coming on line. New business sales of £382m were up 27% on 2005. Net written premiums of £1.9bn were 5% down on prior year (2005: £2.0bn) reflecting our disciplined approach.

Commercial

In Commercial, net written premiums were £1,273m (2005: £1,364m) reflecting our focus on achieving technical price. The UK market remains our most competitive. We are committed to maintaining our underwriting discipline and driving retention, which stands at 84%. In our target segments, we are building momentum: new business sales increased 23% to £212m and this year we have signed 26 deals.

UK Commercial delivered a COR of 93.2% and an underwriting result of £77m compared with £92m in 2005. This reflects our commitment to underwriting discipline, claims management and the impact of favourable weather offset by large claims.

Commercial property delivered a COR of 90.2%, motor 91.9% and casualty 95.9%. The Commercial ‘Other’ segment achieved a 10.7 point improvement in the COR and includes our Marine business which delivered a combined of 93.4%.

Personal

Net written premiums for UK Personal were £637m (2005: £639m) with new business sales up 32% on 2005 to £170m. Today we have announced an agreement with Paymentshield, the UK’s leading independent supplier of general insurance to mortgage intermediaries. We expect this deal will generate household premiums of around £100m in 2007 and over £200m in 2008.

The underwriting result of £52m, which includes £10m from a one off commutation benefit announced at the half year, was £33m higher than last year and the COR of 90.5% was 6.0 points better than 2005. This primarily reflects a strong household result with a COR of 78.4% driven by claims management actions and continued rating actions.

MORE TH>N delivered net written premiums of £340m and achieved a COR of 89.6%, 4.9 points better than 2005. The expense ratio was 22.9% compared with 24.9% in 2005. New business policy sales were 24% higher than 2005, with a 5% increase in average motor premiums.

- International

International net written premiums of £1,085m were up 14% on 2005 reflecting strong growth in Canada and Latin America, as well as favourable exchange movements. The underwriting profit of £63m was up 37% on the same period last year and the COR improved by 0.9 points to 94.2%.

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Canadian net written premiums were £501m, an increase of 19% on 2005. This reflects strong growth in both Johnson, our direct personal business, and Commercial as well as favourable exchange. The Canadian COR of 92.4% improved by 1.6 points and the underwriting result improved by 50% to £33m reflecting the benefits of our disciplined approach to risk selection, claims actions and favourable claims experience. We continue to build our broker network and in the quarter added 12 new brokers, bringing the total to 53 this year.

In Latin America, net written premiums were £233m, up 36% on last year. This reflects organic growth in Chile, Argentina, Brazil and the benefit of our acquisitions last year of Cruz del Sur in Chile and La Republica in Argentina. The underwriting loss of £5m and the combined operating ratio of 103.7% are after integration costs associated with these acquisitions, higher reinsurance costs and a number of weather and large losses in the quarter.

In Europe net written premiums were £269m (2005: £279m) and the COR improved by 1.7 points to 93.7%. Our Asia and Middle East business delivered another excellent performance and achieved a COR of 80.3%.

- Scandinavia

In Scandinavia net written premiums were £1,091m up 5% on 2005 (£1,044m). Underlying growth was 6% after excluding the impact of foreign exchange and the move to net pricing in Sweden. This reflects growth in both Commercial and Personal lines and double digit growth in the Baltics. The underwriting result of £56m was up 6% on 2005 and the COR improved marginally to 93.1% reflecting the benefits of our disciplined approach to underwriting and favourable weather.

Commercial net written premiums were £514m up 2% on 2005 (£503m) reflecting growth in Denmark, Lithuania and Latvia and the COR was 87.1%. In Denmark net written premiums increased by 4% driven by a combination of new business and improved retention. In Sweden net written premiums were £218m and the COR was 77.9%.

In Personal, net written premiums of £577m were up 7% on 2005, with strong growth across all distribution channels. The underwriting result was £6m (2005: loss of £5m) and the COR improved by 2 points to 98.1%. In Denmark the combined improved by 11.4 points to 85.4% reflecting the benefits of our disciplined risk selection, claims management and weather. In Sweden, the COR of 104.3% was after strengthening personal accident reserves.

In Lithuania and Latvia we are consolidating our number one position. Net written premiums were £82m, up 30% on 2005 with a combined ratio of 94.7% (2005: 94.0%). In October, we completed the acquisition of White Label and Duborgh, specialist providers of affinity products in Norway, which will generate approximately £50m of net written premiums in 2007.

US

In the US we continue to make further progress in reducing exposure and infrastructure. This year we have reduced open claims by 26%, headcount by 29% to 607 employees and expenses by 24%. The insurance result was £10m compared with a £32m loss in 2005. On a business as usual basis we continue to expect the US insurance result to be broadly breakeven in 2006.

In September we announced the disposal of the US Operation to Arrowpoint Capital, a vehicle set up by the R&SA US management team. The estimated pre tax loss on disposal of £443m is subject to foreign exchange and a closing net asset adjustment. The transaction is subject to regulatory and shareholder approval - shareholder approval was received on 1 November. The regulatory review process is underway and subject to approval, we are targeting completion by the year end.

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Investment Result

Investment income in the Core Group of £386m (2005: £374m) was 3% higher than prior year primarily due to the one off benefit of the deal with Resolution Life plc that we announced in Q1. The size of the average portfolio increased by £0.4bn over 2005, while there has been a marginal reduction in the yield which has moved from 4.0% to 3.9% in 2006. In the US, a 50 basis point increase in yield to 4.7% was offset by a £0.5bn reduction in the average portfolio as we continue to realise investments to settle claims.

Total gains in the Core Group of £66m (2005: £67m) include a number of one off items, principally the Rightmove IPO and the sale and leaseback of our Liverpool office. Gains in the US of £7m (2005: £6m) include the sale of our US head office. We anticipate total realised and unrealised gains for the Group (Core Group and US) will be around £80m for the full year. The unwind of discount of £48m (2005: £41m) has increased by £7m on last year reflecting a change in the discount rate used for Scandinavian annuities.

The fixed interest portfolio continues to be concentrated on high quality short dated bonds. At the end of September, holdings of bonds rated AA or above stood at 80% of total bond exposure, while holdings in non investment grade bonds represented less than 1%.

As at 30 September 2006 unrealised gains in the balance sheet were £543m (31 December 2005: £541m).

	9 Months 2006			9 Months 2005
	Core £m	US £m	Total £m	Core £m	US £m	Total £m

Bonds

	282

		74

			356

				258

					80

						338

Equities	45	2	47	44	3	47
Cash and cash equivalents	41	4	45	45	4	49
Land and buildings	10	–	10	11	–	11
Other	8	–	8	16	1	17

Investment income	386	80	466	374	88	462
Realised gains	40	7	47	66	6	72
Unrealised gains/(losses), impairments and foreign exchange	26	–	26	1	–	1
Unwind of discount	(33)	(15)	(48)	(25)	(16)	(41)

Investment result	419	72	491	416	78	494

Other Activities Result

The analysis of the other activities result is as follows:

	9 Months 2006 £m	9 Months 2005 £m	Movement

Central expenses	(51)	(60)	15%
Investment expenses and charges	(33)	(36)	8%
Non insurance activities	2	(1)	–
Non insurance derivatives	4	5	20%
Associates	1	1	–

Other activities	(77)	(91)	15%

The result from other activities for the first nine months was a charge of £77m (2005: £91m). Central expenses of £51m are 15% lower than prior year and include costs associated with regulatory and other projects of £10m (2005: £11m).

Regulatory Capital Position

The regulatory capital position of the Group under the Insurance Groups Directive (IGD) is set out below:

As at	30 September 2006 Requirement £bn	30 September 2006 Surplus £bn	31 December 2005 Surplus £bn

Insurance Groups Directive	1.5	1.5	1.0

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The improvement in the Insurance Groups Directive (IGD) surplus from £1.0bn at 31 December 2005 to £1.5bn at 30 September 2006 is mainly attributable to the favourable result for the period and the completion of the Yankee Bond exchange and tender offer during the second quarter. The coverage over our IGD requirement has increased from 1.6 times at the year end to 2.0 times as at 30 September 2006.

Core Group COR

The combined operating ratio represents the sum of expense and commission costs expressed in relation to net written premiums and claim costs expressed in relation to net earned premiums. The calculation of the Core Group COR of 93.1% was based on net written premiums of £4,087m and net earned premiums of £3,955m.

Net Asset Value per Share

The net asset value per share at 30 September 2006 post IAS 19 was 96p and pre IAS 19 was 101p (30 June 2006: post IAS 19 was 95p and pre IAS 19 was 99p). At 3 November 2006 the net asset value per share post IAS 19 was estimated at 97p and pre IAS 19 was estimated at 101p.

The pre IAS 19 net asset value per share for 30 September 2006 was based on total shareholders’ funds of £2,957m, with adjustments of £129m for the pension deficit and £125m for preference shares; and shares in issue at the period end of 2,937,938,691 (excludes those held in the ESOP trusts).

Operating EPS for Core Group

The Core Group operating earnings per share for the nine months ended 30 September 2006 was 12.2p compared with 9.6p at 30 September 2005. Operating earnings per share for the nine months ended 30 September 2006 was calculated on the Core Group operating result after interest, minority interests, preference dividends, and related tax of £356m; and the weighted average number of shares for the period of 2,923,231,277 (excludes those held in ESOP trusts).

Rating Movements

Rate movements achieved for risks renewing in September 2006 versus comparable risks renewing in September 2005 were as follows:

	Personal		Commercial
	Motor %	Household %	Motor %	Liability %	Property %

UK	4	6	(2)	(9)	(4)
Scandinavia	4	6	–	6	–
Canada	(1)	1	(4)	(5)	(5)

FURTHER INFORMATION

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on line at www.royalsunalliance.com. A live audiocast of the conference call, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available by the end of the day. Copies of the slides to be presented during the conference call will be available on the site from 8.30am today.

The full year 2006 results will be announced on 8 March 2007. The interim 2007 results will be announced on 9 August 2007.

MANAGEMENT BASIS OF REPORTING

The following analysis on pages 8 to 15 has been prepared on a non statutory basis as management believe that this is the most appropriate method of assessing the financial performance of the Group. The estimation techniques, uncertainties and contingencies are included on pages 16 to 20. Financial information on a statutory basis is included on pages 21 to 25.

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SUMMARY CONSOLIDATED INCOME STATEMENT

MANAGEMENT BASIS

	9 Months 2006 £m	9 Months 2005 £m	12 Months 2005 £m

Core Group net written premiums	4,087	4,008	5,300

Core Group underwriting result	238	195	263
Investment income	386	374	498
Realised gains	40	66	109
Unrealised gains/(losses), impairments and foreign exchange	26	1	12
Unwind of discount	(33)	(25)	(39)
Core Group investment result	419	416	580

Core Group insurance result	657	611	843
US run off insurance result	10	(32)	(29)
Other activities	(77)	(91)	(116)

Operating result	590	488	698

Interest costs	(71)	(82)	(107)
Amortisation	(14)	(12)	(17)
Reorganisation costs	(28)	(53)	(86)

Profit before disposals and pension scheme change	477	341	488
Benefit on change in pension scheme design	–	180	180
(Loss)/profit on disposals	(4)	62	197

Profit before tax	473	583	865
Taxation	(129)	(205)	(260)

Profit after tax	344	378	605

Earnings per share attributable to the ordinary shareholders of the Company during the period:

Basic	10.7	p	11.5	p	18.9	p
Diluted	10.6	p	11.4	p	18.7	p

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SUMMARY CONSOLIDATED BALANCE SHEET

MANAGEMENT BASIS

	30 September 2006 £m	30 September 2005 £m	31 December 2005 £m
Assets
Goodwill and other intangible assets	473	397	450
Property and equipment	374	403	410
Investments
Investment property	450	422	435
Investment in associated undertakings	26	27	29
Equity securities	1,605	1,640	1,683
Debt and fixed income securities	10,666	11,366	11,609
Other	217	350	241
Total investments	12,964	13,805	13,997
Reinsurers’ share of insurance contract liabilities	3,463	4,206	4,406
Insurance and reinsurance debtors	2,394	2,507	2,547
Deferred acquisition costs	456	465	465
Other debtors and other assets	995	741	669
Cash and cash equivalents	1,948	1,516	1,617

Assets associated with continuing business	23,067	24,040	24,561
Assets associated with discontinued business	–	319	36

Total assets	23,067	24,359	24,597

Equity, reserves and liabilities

Equity and reserves
Shareholders’ funds	2,957	2,647	2,743
Perpetual notes	–	444	–
Minority interests	333	385	391

Total equity and reserves	3,290	3,476	3,134
Loan capital	1,120	616	1,071

Total equity, reserves and loan capital	4,410	4,092	4,205

Liabilities (excluding loan capital)
Insurance contract liabilities	15,980	16,929	17,204
Insurance and reinsurance liabilities	411	506	475
Borrowings	2	290	251
Provisions and other liabilities	2,264	2,384	2,462

	18,657	20,109	20,392
Liabilities associated with groups held for sale	–	158	–

Total liabilities (excluding loan capital)	18,657	20,267	20,392

Total equity, reserves and liabilities	23,067	24,359	24,597

These summary consolidated interim financial statements have been approved for issue by the Board of Directors on 8 November 2006.

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OTHER INFORMATION

MANAGEMENT BASIS

Movement in Net Assets

	2006				2005
	Total Shareholders’ Funds	Minority Interest	Loan Capital	Net Assets	Net Assets
	£m	£m	£m	£m	£m

Balance at 1 January	2,743	391	1,071	4,205	3,740

Profit after tax	319	25	–	344	378
Exchange (losses)/gains	(59)	(6)	(25)	(90)	39
Fair value (losses)/gains net of tax	(21)	(1)	–	(22)	45
Pension fund actuarial gains net of tax	118	–	–	118	27
New debt issue	–	–	74	74	–
New share issue	35	–	–	35	5
Changes in shareholders’ interests in subsidiaries	(41)	(67)	–	(108)	–
Share options	8	–	–	8	7
Prior year final dividend	(89)	(9)	–	(98)	(95)
Current year interim dividend	(51)	–	–	(51)	(49)
Preference dividend	(5)	–	–	(5)	(5)

Balance at 30 September	2,957	333	1,120	4,410	4,092

Changes in shareholders’ interests in subsidiaries relate to Codan’s share buy back and Codan’s buyout of the Baltic minority interests.

Pension Fund Deficit

The table below provides a reconciliation of the Group pension fund deficit (net of tax) from 1 January 2006 to 30 September 2006.

	UK	Other	Core Group	US	Total
	£m	£m	£m	£m	£m

Pension fund at 1 January 2006	(211)	(28)	(239)	(131)	(370)

Market movement	118	–	118	–	118
Deficit funding	60	–	60	24	84
Other movements	32	(1)	31	8	39

Pension fund at 30 September 2006	(1)	(29)	(30)	(99)	(129)

EXCHANGE RATES

£/local currency	9 Months 2006		9 Months 2005		12 Months 2005
	Average	Closing	Average	Closing	Average	Closing

US Dollar	1.82	1.87	1.84	1.77	1.82	1.72
Canadian Dollar	2.06	2.08	2.25	2.05	2.20	2.01
Danish Kroner	10.90	10.99	10.88	10.95	10.90	10.86

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SUMMARY CONSOLIDATED INCOME STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION ON A MANAGEMENT BASIS

NINE MONTHS TO 30 SEPTEMBER

	2006			2005
	Core	US	Group	Core	US	Group
	Group			Group
	£m	£m	£m	£m	£m	£m

Net written premiums	4,087	(1)	4,086	4,008	130	4,138

Underwriting result	238	(62)	176	195	(110)	85

Investment income	386	80	466	374	88	462
Realised gains	40	7	47	66	6	72
Unrealised gains/(losses), impairments and foreign exchange	26	–	26	1	–	1
Unwind of discount	(33)	(15)	(48)	(25)	(16)	(41)
Investment result	419	72	491	416	78	494

Insurance result	657	10	667	611	(32)	579

Other activities	(59)	(18)	(77)	(78)	(13)	(91)

Operating result	598	(8)	590	533	(45)	488

Interest costs	(71)	–	(71)	(82)	–	(82)
Amortisation	(10)	(4)	(14)	(8)	(4)	(12)
Reorganisation costs	(18)	(10)	(28)	(31)	(22)	(53)

Profit/(loss) before disposals and pension scheme changes	499	(22)	477	412	(71)	341
Benefit on change in pension scheme design	–	–	–	180	–	180
(Loss)/profit on disposals	(1)	(3)	(4)	62	–	62

Profit/(loss) before tax	498	(25)	473	654	(71)	583
Taxation	(129)	–	(129)	(204)	(1)	(205)

Profit/(loss) after tax	369	(25)	344	450	(72)	378

SUMMARY CASHFLOW STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION

NINE MONTHS TO 30 SEPTEMBER

	2006			2005
	Core	US	Group	Core	US	Total
	Group			Group
	£m	£m	£m	£m	£m	£m

Net cashflows from operating activities	617	(436)	181	587	(648)	(61)
Net cashflows from financing activities	(350)	6	(344)	(147)	12	(135)

Net cashflows from operating activities after financing activities	267	(430)	(163)	440	(636)	(196)
Net cashflows from investing activities	120	421	541	(590)	457	(133)

Net increase/(decrease) in cash and cash equivalents	387	(9)	378	(150)	(179)	(329)

Cash and cash equivalents at the beginning of the period	1,440	172	1,612	1,523	341	1,864
Effect of exchange rate changes on cash and cash equivalents	(28)	(14)	(42)	26	22	48

Cash and cash equivalents at the end of the period	1,799	149	1,948	1,399	184	1,583

Add: bank overdrafts	–	–	–	3	–	3
Less: discontinued operations	–	–	–	–	(70)	(70)

Cash and cash equivalents per balance sheet	1,799	149	1,948	1,402	114	1,516

The Core Group’s cash and cash equivalents increased by £387m in the first nine months of 2006. This is after the repayment of our senior debt of £233m, Codan’s share buy back of £55m and Codan’s buy out of the minority interests in the Baltics of £53m. The Core Group’s cashflow from operating activities has increased by 5% on 2005 to £617m. The reduction in the US cash and cash equivalents of £9m reflects the expected continued settlement of claims.

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REGIONAL ANALYSIS OF INSURANCE OPERATIONS FOR CORE GROUP

NINE MONTHS TO 30 SEPTEMBER

	Net Written Premiums
	2006 £m	2005 £m

United Kingdom	1,910	2,003
International	1,085	955
Scandinavia	1,091	1,044
Group Re	1	6

Core Group	4,087	4,008

	Underwriting Result		Investment Result		Insurance Result
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

United Kingdom	129	111	231	228	360	339
International	63	46	104	102	167	148
Scandinavia	56	53	84	86	140	139
Group Re	(10)	(15)	–	–	(10)	(15)

Core Group	238	195	419	416	657	611

	Operating Ratios
	2006			2005
	Claims %	Expenses %	Combined %	Claims %	Expenses %	Combined %

United Kingdom	61.9	30.5	92.4	61.5	31.4	92.9
International	60.7	33.5	94.2	62.3	32.8	95.1
Scandinavia	74.9	18.2	93.1	74.7	18.6	93.3

Core Group	65.1	28.0	93.1	65.3	28.3	93.6

INVESTMENT RESULT BY REGION

NINE MONTHS TO 30 SEPTEMBER 2006

	UK £m	International £m	Scandinavia £m	Core Group £m

Investment income	212	88	86	386
Realised gains	22	10	8	40
Unrealised gains/(losses), impairments and foreign exchange	14	6	6	26
Unwind of discount	(17)	–	(16)	(33)

Investment result	231	104	84	419

The investment result is reported on an actual basis for the Core Group in total. Within the Core Group, investment income is allocated to the regions based on technical reserves, working capital and the local regulatory capital requirements. Realised gains, unrealised gains and impairment losses are allocated with reference to the above amounts. The unwind of discount is attributed on an actual basis.

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UNITED KINGDOM INSURANCE OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Written Premiums		Underwriting Result		Operating Ratio
	2006 £m	2005 £m	2006 £m	2005 £m	2006%	2005%
Personal
Household	281	289	60	29	78.4	92.7
Motor	329	319	(13)	(10)	102.8	102.2
Other	27	31	5	—	84.8	92.0

Total UK Personal	637	639	52	19	90.5	96.5

Commercial
Property	515	546	52	74	90.2	87.5
Casualty	227	243	12	11	95.9	96.6
Motor	392	467	22	29	91.9	88.7
Other	139	108	(9)	(22)	106.7	117.4

Total UK Commercial	1,273	1,364	77	92	93.2	91.2

Total UK	1,910	2,003	129	111	92.4	92.9

	Underwriting Result		Investment Result		Insurance Result
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

Personal	52	19	54	56	106	75
Commercial	77	92	177	172	254	264

Total UK	129	111	231	228	360	339

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INTERNATIONAL INSURANCE OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Written Premiums		Underwriting Result		Operating Ratio
	2006 £m	2005* £m	2006 £m	2005* £m	2006%	2005* %
Personal
Canada	363	319	26	14	91.9	94.8
Europe	168	173	16	13	90.7	93.0
Latin America	124	77	–	(1)	100.0	99.5
Asia & Middle East	20	24	2	4	85.4	83.4

Total Personal	675	593	44	30	92.9	94.4

Commercial
Canada	138	103	7	8	92.8	91.8
Europe	101	106	5	5	99.4	100.0
Latin America	109	94	(5)	–	107.7	100.1
Asia & Middle East	62	59	12	3	78.7	91.7

Total Commercial	410	362	19	16	96.6	96.3

Total
Canada	501	422	33	22	92.4	94.0
Europe	269	279	21	18	93.7	95.4
Latin America	233	171	(5)	(1)	103.7	99.9
Asia & Middle East	82	83	14	7	80.3	88.9

Total International	1,085	955	63	46	94.2	95.1

	Underwriting Result		Investment Result		Insurance Result
	2006 £m	2005* £m	2006 £m	2005* £m	2006 £m	2005* £m

Personal	44	30	49	48	93	78
Commercial	19	16	55	54	74	70

Total International	63	46	104	102	167	148

Canada	33	22	62	58	95	80
Europe	21	18	31	32	52	50
Latin America	(5)	(1)	6	5	1	4
Asia & Middle East	14	7	5	7	19	14

Total International	63	46	104	102	167	148

*	The 2005 comparatives for Asia & Middle East and Total International include £8m of net written premiums and a £2m underwriting result from our Japanese business which was sold in first quarter 2005.

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SCANDINAVIA INSURANCE OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Written Premiums		Underwriting Result		Operating Ratio
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	%	%
Personal
Denmark	172	167	20	2	85.4	96.8
Sweden	354	332	(16)	(8)	104.3	102.0
Other	51	42	2	1	90.3	92.4

Total Personal	577	541	6	(5)	98.1	100.1

Commercial
Denmark	254	245	11	12	93.5	92.9
Sweden	218	229	40	47	77.9	76.4
Other	42	29	(1)	(1)	98.4	99.8

Total Commercial	514	503	50	58	87.1	85.5

Total
Denmark	426	412	31	14	90.2	94.4
Sweden	572	561	24	39	94.5	91.9
Other	93	71	1	–	94.1	95.6

Total Scandinavia	1,091	1,044	56	53	93.1	93.3

	Underwriting Result		Investment Result		Insurance Result
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m

Personal	6	(5)	44	48	50	43
Commercial	50	58	40	38	90	96

Total Scandinavia	56	53	84	86	140	139

Denmark	31	14	31	29	62	43
Sweden	24	39	48	54	72	93
Other	1	–	5	3	6	3

Total Scandinavia	56	53	84	86	140	139

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the insurance liabilities of the company.

The insurance liabilities of an insurance company include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. Unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. Outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
Claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to close scrutiny both within the Group’s business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of insurance liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

The pension assets and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (IAS 19). The assets, liabilities and income statement charge, calculated in accordance with IAS 19, are sensitive to the assumptions made, including inflation, interest rate, investment return and mortality. IAS 19 compares, at a given date, the current market value of a pensions fund’s assets with its long term liabilities, which are calculated using a

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discount rate in line with yields on ‘AA’ rated bonds of suitable duration and currency. As such, the financial position of a pension fund on this basis is highly sensitive to changes in bond rates and equity markets.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates, particularly for the Group’s long tail lines of business. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account.

The Group has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the Group’s financial position. The geographical and insurance risk diversity within the Group’s portfolio of issued insurance policies make it not possible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it not being possible to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

The sections below identify a number of specific risks relating to asbestos and environmental claims and to insurance risks remaining within the Group’s discontinuing US operations. There may be other classes of risk which could develop in the future and that could have a material impact on the Group’s financial position.

The Group evaluates the concentration of exposures to individual and cumulative insurance risk and establishes its reinsurance policy to reduce such exposure to levels acceptable to the Group.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•

the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);

•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

Further information on specific developments in the US in relation to asbestos and environmental claims is discussed below.

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Acquisitions and disposals

The Group makes acquisitions and disposals of businesses as part of its normal operations. All acquisitions are made after due diligence, which will include, amongst other matters, assessment of the adequacy of claims reserves, assessment of the recoverability of reinsurance balances, inquiries with regard to outstanding litigation and inquiries of local regulators and taxation authorities. Consideration is also given to potential costs, risks and issues in relation to the integration of any proposed acquisitions with existing R&SA operations. The Group will seek to receive the benefit of appropriate contractual representations and warranties in connection with any acquisition and, where necessary, additional indemnifications in relation to specific risks. The Group may also provide relevant representations, warranties and indemnities to counterparties on any disposal. While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts and may from time to time lead to us receiving claims from counterparties.

Financial enhancement products

In the UK and US the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory, governmental and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory, governmental or sectoral inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory, governmental or sectoral inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period. Further information on US litigation is discussed below.

Reinsurance

The Group is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. In selecting the reinsurers with whom we do business our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorised reinsurers who pass our selection process and which our operations may use for new transactions.

The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Changes in foreign exchange rates may impact our results

We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the US dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

Income and expenses for each income statement item are translated at average exchange rates. Balance sheet assets and liabilities are translated at the closing exchange rates at the balance sheet date.

Investment risk

The Group is exposed to credit risk on its invested assets. Credit risk includes the non performance of contractual payment obligations on invested assets and adverse changes in the credit worthiness of invested assets including exposures to issuers or counterparties for bonds, equities, deposits and derivatives. Our insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments.

Rating agencies

The ability of the Group to write certain types of insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

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In addition the Group is continuing to monitor and respond to consultation on the latest Solvency II proposals, which are intended, in the medium term, to achieve greater harmonisation of approach across European member states to assessing capital resources and requirements.

US Operations

In addition to the disclosures above there are a number of specific risks and issues pertaining to our US Operations as follows:

Asbestos and environmental claims

In respect of asbestos and environmental claims the position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operations section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

Although the prospects of some form of asbestos reform, including a no fault Trust Fund, have substantially diminished, the risk remains of reform progressing in a way that does not ensure finality and allows claims to be brought by individuals who have failed to establish genuine medical criteria.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of financial enhancement product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts. These products are no longer written.

During February 2006 one of the remaining two contracts was terminated for a net pre tax gain of $4m. The fair value of the remaining contract at 30 September 2006 was a liability of $64m, compared with a liability of $75m at 31 December 2005.

Litigation

As discussed above, in the normal course of its business the Group is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries, which in turn may give rise to threatened litigation or disputes. This is particularly so in respect of its US Operation where there are a number of ongoing litigations. The status of two major US litigations is as follows:

Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. The original loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a US subsidiary (‘Royal Indemnity’), filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (‘MBIA’) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (‘Wells Fargo’), in its capacity as trustee of a number of securitisations that were collateralised by student loans, and MBIA which insured the obligations issued through these securitisations. These actions were heard in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on 30 September 2003.

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Royal Indemnity appealed each of these judgements. PNC Bank and Wilmington Trust agreed to discontinue their parts of the legal action following agreed settlements; only the MBIA / Wells Fargo judgement remains open. With respect to the MBIA / Wells Fargo judgement, on 3 October 2005, the Court of Appeals upheld the District Court’s ruling that Royal Indemnity had waived its right to rescind its policies based on Student Finance Corporation’s fraud and that the policies therefore remain in force. However, the Court of Appeals also concluded that Royal Indemnity raised a triable issue as to whether all of the losses claimed by MBIA / Wells Fargo are covered by those policies. As a result, the Court overturned the remainder of the summary judgement and returned the case to the District Court to determine whether all of the claims asserted against the Royal Indemnity policies fall within the scope of coverage provided by the policies. The case is now before the District Court and discovery is underway.

At 30 September 2006, the claims asserted by MBIA / Wells Fargo totalled $353.5m. To the extent that the District Court determines that claims fall outside the scope of the Royal Indemnity policies, they would be excluded from any judgement award. Interest on any judgement award would also vary, depending upon the amount of any award.

The ultimate outcome of these lawsuits is necessarily uncertain. Any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated amongst other things, with the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue through July 2007. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

US Regulatory Capital

Our US subsidiaries are subject to government regulation in their state of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government and our subsidiaries are subject to state supervision of their regulatory capital and surplus positions. At 30 September 2006 our consolidated US regulatory capital and surplus capital position was 2.3 times the NAIC ratio.

Disposal of US Operation

On 28 September 2006 the Group announced the sale of our US Operation (the “US Disposal”). Under the terms of the agreement the Group will receive deferred consideration in the form of non-interest bearing subordinate notes with an agreed principal amount of $300m. The present value of the deferred consideration is calculated at £70m to reflect the Purchaser’s projected performance, and in turn, timing for any payments. On receipt of regulatory approvals and with Completion, the Group will make a $287.5m capital contribution into the US Operation.

The US Disposal was approved by shareholders at an Extraordinary General Meeting held on 1 November 2006. Completion of the Disposal is also conditional on receipt of required regulatory approvals in the United States and Bermuda, without limitation or condition being imposed. One such required approval is from the Delaware Department of Insurance (the “DDI”). In accordance with its normal process, the DDI has convened a public hearing to commence on 21 November 2006 to determine whether the Purchaser meets the statutory standards necessary for approval of the change of control. It is important to note that there is considerable discretion as to how the review process is handled by the DDI. Subject to regulatory approval, the Group is targeting completion by year end 2006 and it is expected that the review process will be completed within two to three months. However, there is a risk that this process could be delayed. If the required regulatory approvals for the US Disposal are not received, the transaction cannot complete.

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Statutory Information

Summary consolidated income statement – statutory basis	22

Summary consolidated balance sheet – statutory basis	23

Summary statement of recognised income and expense	24

Summary cashflow statement	24

Explanatory notes to the summary consolidated financial statements	25

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SUMMARY CONSOLIDATED INCOME STATEMENT

STATUTORY BASIS

	9 Months 2006 £m	9 Months 2005 £m	12 Months 2005 (audited) £m

Net written premiums	4,086	4,138	5,400

Income
Net earned premiums	3,968	4,086	5,382
Net investment return	530	535	806
Other operating income	90	65	111
Total income	4,588	4,686	6,299
Expenses
Net claims and benefits	(2,591)	(2,730)	(3,595)
Underwriting and policy acquisition costs	(1,271)	(1,321)	(1,738)
Profit on change of pension scheme design	–	180	180
Unwind of discount	(48)	(41)	(61)
Other operating expenses	(131)	(172)	(252)
Total expenses	(4,041)	(4,084)	(5,466)

Results of operating activities	547	602	833

Finance costs	(71)	(82)	(107)
(Loss)/profit on disposals	(4)	62	136
Net share of profit after tax of associates	1	1	3

Profit before tax	473	583	865

Income tax expense	(129)	(205)	(260)

Profit after tax	344	378	605

Attributable to:
Equity holders of the Company	319	338	555
Minority interests	25	40	50

Profit after tax	344	378	605

Earnings per share attributable to the ordinary shareholders of the Company during the period:

Basic	10.7p	11.5p	18.9p
Diluted	10.6p	11.4p	18.7p

There are no discontinued operations in either the current period or the prior year.

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SUMMARY CONSOLIDATED BALANCE SHEET

STATUTORY BASIS

	30 September 2006 £m	30 September 2005 £m	31 December 2005 (audited) £m
Assets
Goodwill and other intangible assets	473	397	450
Property and equipment	374	403	410
Investment property	450	422	435
Investment in associated undertakings	26	27	29
Financial assets
Equity securities	1,605	1,640	1,683
Debt and fixed income securities	10,666	11,366	11,609
Other	217	383	241
Total financial assets	12,488	13,389	13,533
Reinsurers’ share of insurance contract liabilities	3,463	4,206	4,406
Insurance and reinsurance debtors	2,394	2,507	2,547
Deferred acquisition costs	456	465	465
Other debtors and other assets	995	708	669
Cash and cash equivalents	1,948	1,516	1,617

	23,067	24,040	24,561
Non current assets held for sale	–	319	36

Total assets	23,067	24,359	24,597

Equity, reserves and liabilities
Equity and reserves
Shareholders’ funds	2,957	2,647	2,743
Perpetual notes	–	444	–
Minority interests	333	385	391

Total equity and reserves	3,290	3,476	3,134

Liabilities
Loan capital	1,120	616	1,071
Insurance contract liabilities	15,980	16,929	17,204
Insurance and reinsurance liabilities	411	506	475
Borrowings	2	290	251
Provisions and other liabilities	2,264	2,384	2,462

	19,777	20,725	21,463
Liabilities of operations held for sale	–	158	–

Total liabilities	19,777	20,883	21,463

Total equity, reserves and liabilities	23,067	24,359	24,597

These summary consolidated interim financial statements have been approved for issue by the Board of Directors on 8 November 2006.

The attached notes are an integral part of these summary consolidated financial statements.

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SUMMARY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	9 Months 2006	9 Months 2005	12 Months 2005 (audited)
	£m	£m	£m

Profit after tax	344	378	605

Exchange (losses)/gains	(65)	30	62
Fair value (losses)/gains net of tax	(22)	45	(35)
Pension fund actuarial gains/(losses) net of tax	118	27	(53)
Net gains/(losses) not recognised in income statement	31	102	(26)

Total recognised income for the period	375	480	579

SUMMARY CASHFLOW STATEMENT

	9 Months 2006	9 Months 2005	12 Months 2005 (audited)
	£m	£m	£m

Net cashflows from operating activities	181	(61)	31
Net cashflows from investing activities	541	(133)	(130)
Net cashflows from financing activities	(344)	(135)	(225)

Net increase/(decrease) in cash and cash equivalents	378	(329)	(324)
Cash and cash equivalents at the beginning of the period	1,612	1,864	1,864
Effect of exchange rate changes on cash and cash equivalents	(42)	48	72

Cash and cash equivalents at the end of the period	1,948	1,583	1,612

	30 September 2006	30 September 2005	12 Months 2005 (audited)
	£m	£m	£m

Cash and cash equivalents per cashflow statement	1,948	1,583	1,612
Add: bank overdrafts	–	3	5
Less: discontinued operations	–	(70)	–

Cash and cash equivalents per balance sheet	1,948	1,516	1,617

The attached notes are an integral part of these summary consolidated financial statements.

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EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

1.	Changes in Significant Accounting Policies

There have been no significant changes in accounting policy in the nine months to 30 September 2006. A full list of accounting policies can be found in the 2005 statutory Group financial statements, see note 7 below.

2.	Changes in Total Equity and Reserves for Nine Months to 30 September

	2006			2005
	Total Shareholders’ Funds	Minority Interest	Total Equity and Reserves	Total Equity and Reserves
	£m	£m	£m	£m

Balance at 1 January	2,743	391	3,134	3,133

Total recognised income for the period	357	18	375	480
New share issue	35	–	35	5
Changes in shareholders’ interests in subsidiaries	(41)	(67)	(108)	–
Share options	8	–	8	7
Prior year final dividend	(89)	(9)	(98)	(95)
Current year interim dividend	(51)	–	(51)	(49)
Preference dividend	(5)	–	(5)	(5)

Balance at 30 September	2,957	333	3,290	3,476

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average number of shares in issue during the period. On a basic and diluted basis this was 2,923,231,277 and 2,968,142,045 respectively (excluding those held in ESOP trusts). The number of shares in issue at 30 September 2006 was 2,937,938,691 (excluding those held in ESOP trusts).

4.	Purchase of Minority Interests

The minority interests in both the Latvian and Lithuanian businesses have been bought by Codan for DKK 599m (£55m). Codan has also purchased DKK 591m (£53m) of their own shares from the market, reducing the minority interest from 28.30% to 25.98%. The total effect of these transactions is to reduce shareholders’ funds by £41m and minority interests by £67m.

5.	Taxation

Of the £129m (2005: £205m) of income tax expense in the year, £62m (2005: £130m) relates to UK corporation tax and £67m (2005: £75m) to overseas taxation.

6.	Non Current Assets and Liabilities of Operations Held for Sale

The Group announced the sale of the US business and subject to shareholder and regulatory approvals is targeting completion by the year end. The US operation has not been categorised as held for sale at 30 September 2006 as the Group does not consider the transaction to be highly probable until the regulatory approval process is further progressed.

The non current assets and liabilities of operations held for sale at 30 September 2005 related to the Group’s holdings in Rothschilds Continuations Holdings AG and Nonstandard Auto. Non current assets held for sale at 31 December 2005 related to property.

7.	Results for 2005

The results for the year ended 31 December 2005 and the balance sheet at that date, which have been included as comparatives in these summary consolidated interim financial statements, are not statutory accounts but have been abridged from the statutory accounts. The statutory Group financial statements of Royal & Sun Alliance Insurance Group plc for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The independent auditors’ report on the Group financial statements for the year ended 31 December 2005 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

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